Exhibit 99.1

Sapiens Reports First Quarter 2023 Financial Results

May 3, 2023 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the first quarter ended March 31, 2023.

Summary Results for First Quarter 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q1 2023	Q1 2022	% Change	Q1 2023	Q1 2022	% Change
Revenue	$124.7	$117.7	6.0%	$124.8	$117.7	6.0%
Gross Profit	$53.0	$49.4	7.3%	$56.4	$52.9	6.5%
Gross Margin	42.5%	42.0%	50 bps	45.2%	45.0%	20 bps
Operating Income	$18.9	$16.5	14.2%	$22.5	$20.8	8.4%
Operating Margin	15.1%	14.1%	100 bps	18.0%	17.6%	40 bps
Net Income (*)	$14.2	$13.9	1.9%	$17.3	$17.3	-0.3%
Diluted EPS	$0.26	$0.25	4.0%	$0.31	$0.31	0.0%

(*)	Attributable to Sapiens’ shareholders

“Sapiens delivered a strong first quarter, with operating profit increasing year-over-year by 8.4% on revenue growth of 6%, which resulted in an operating margin of 18.0%,” stated Roni Al-Dor, President and CEO of Sapiens. “Our diligence and extensive groundwork in North America are now paying off as the region returns to growth. In the first quarter revenue in North America increased by 2.8% compared to last year. We ended 2022 with significant enhancements in our products, delivery, and talent that helped us build a momentum that has carried over into 2023. We have already signed new deals for P&C, Life, and Reinsurance since the beginning of the year and are optimistic by the quality of our new business pipeline.

Mr. Al-Dor continued, “Revenue growth in the first quarter was driven by a year-over-year increase of 9.0% in Europe. Our customer-centric model, implemented globally, has consistently driven growth and profitability while generating cash flow.”

We are well-positioned to continue our positive momentum from the first quarter throughout the remainder of the year. We are increasing our full-year 2023 non-GAAP revenues to $507 million to $512 million compared to our previous guidance of $502 million to $507 million. We are also increasing the guidance for the full year 2023 non-GAAP operating margin to 17.8%-18.2%, compared to our previous guidance of 17.6% to 18.0%. These revised targets demonstrate our commitment to delivering outstanding results and driving sustained growth,” concluded Mr. Al-Dor.

Quarterly Results Conference Call

Management will host a conference call and webcast on May 3, 2023, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

●	North America (toll-free): 1-888-642-5032

●	International: 972-3-918-0609

●	UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com +1 917-533-4782	Investors Contact Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)

Revenue	124,721	117,695
Cost of revenue	71,692	68,278

Gross profit	53,029	49,417

Operating expenses:
Research and development, net	15,617	14,150
Selling, marketing, general and administrative	18,519	18,719
Total operating expenses	34,136	32,869

Operating income	18,893	16,548

Financial and other expenses (income), net	1,197	(348)
Taxes on income	3,330	2,938

Net income	14,366	13,958

Attributable to non-controlling interest	170	32

Net income attributable to Sapiens’ shareholders	14,196	13,926

Basic earnings per share	0.26	0.25

Diluted earnings per share	0.26	0.25

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,156	55,093

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,570	55,630

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)

GAAP revenue	124,721	117,695
Valuation adjustment on acquired deferred revenue	55	23
Non-GAAP revenue	124,776	117,718

GAAP gross profit	53,029	49,417
Revenue adjustment	55	23
Amortization of capitalized software	1,431	1,471
Amortization of other intangible assets	1,848	2,032
Non-GAAP gross profit	56,363	52,943

GAAP operating income	18,893	16,548
Gross profit adjustments	3,334	3,526
Capitalization of software development	(1,658)	(1,746)
Amortization of other intangible assets	1,076	1,244
Stock-based compensation	863	931
Acquisition-related costs (*)	6	267
Non-GAAP operating income	22,514	20,770

GAAP net income attributable to Sapiens’ shareholders	14,196	13,926
Operating income adjustments	3,621	4,222
Taxes on income	(564)	(850)
Non-GAAP net income attributable to Sapiens’ shareholders	17,253	17,298

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2023	2022

GAAP operating profit	18,893	16,548

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	55	23
Amortization of capitalized software	1,431	1,471
Amortization of other intangible assets	2,924	3,276
Capitalization of software development	(1,658)	(1,746)
Stock-based compensation	863	931
Compensation related to acquisition and acquisition-related costs	6	267

Non-GAAP operating profit	22,514	20,770

Depreciation	1,055	1,140

Adjusted EBITDA	23,569	21,910

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Revenues	124,776	119,486	119,019	118,605	117,718
Gross profit	56,363	53,774	53,546	53,207	52,943
Operating income	22,514	21,058	20,902	20,747	20,770
Adjusted EBITDA	23,569	22,092	22,036	21,681	21,910
Net income to Sapiens’ shareholders	17,253	18,022	16,871	14,979	17,298

Diluted earnings per share	0.31	0.32	0.30	0.27	0.31

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

North America	50,371	50,801	49,555	48,154	49,009
Europe	64,572	56,910	56,887	59,868	59,267
Rest of the World	9,833	11,775	12,577	10,583	9,442

Total	124,776	119,486	119,019	118,605	117,718

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Q1 2023%		Q1 2022%

Software products and re-occurring post-production services (*)	81,842	65.6%	75,625	64.2%
Pre-production implementation services (**)	42,934	34.4%	42,093	35.8%

Total Revenues	124,776	100%	117,718	100%

	Q1 2023	Q1 2022

Software products and re-occurring post-production services (*)	44,849	40,446
Pre-production implementation services (**)	11,514	12,497

Total Gross profit	56,363	52,943

	Q1 2023	Q1 2022

Software products and re-occurring post-production services (*)	54.8%	53.5%
Pre-production implementation services (**)	26.8%	29.7%

Gross margin	45.2%	45.0%

(*)	Software products and re-occurring post-production services include mainly term license, maintenance, cloud solutions, subscription, and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Cash-flow from operating activities	22,188	14,430	4,405	6,615	18,330
Increase in capitalized software development costs	(1,658)	(1,238)	(1,492)	(1,621)	(1,746)
Capital expenditures	(634)	(400)	(1,047)	(803)	(453)
Free cash-flow	19,896	12,792	1,866	4,191	16,131

Cash payments attributed to acquisition-related costs(*) (**)	30	1,100	-	-	-

Adjusted free cash-flow	19,926	13,892	1,866	4,191	16,131

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	116,654	160,285
Short-term bank deposit	65,000	20,000
Trade receivables, net and unbilled receivables	94,833	93,382
Other receivables and prepaid expenses	11,624	11,640
Total current assets	288,111	285,307

LONG-TERM ASSETS
Property and equipment, net	11,612	12,021
Severance pay fund	3,672	3,996
Goodwill and intangible assets, net	316,865	319,661
Operating lease right-of-use assets	27,439	33,688
Other long-term assets	15,619	13,671
Total long-term assets	375,207	383,037

TOTAL ASSETS	663,318	668,344

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	2,467	9,415
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	80,911	76,962
Current maturities of operating lease liabilities	6,883	9,063
Deferred revenue	38,920	30,720
Total current liabilities	148,977	145,956

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	39,493	59,275
Deferred tax liabilities	12,193	11,363
Other long-term liabilities	13,097	13,312
Long-term operating lease liabilities	24,686	28,432
Redeemable non-controlling interest	87	89
Accrued severance pay	6,903	7,063
Total long-term liabilities	96,459	119,534

EQUITY	417,882	402,854

TOTAL LIABILITIES AND EQUITY	663,318	668,344

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	14,366	13,958
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	5,410	5,887
Accretion of discount on series B debentures	14	18
Capital (gain) loss from sale of property and equipment	(10)	7
Stock-based compensation related to options issued to employees	863	931

Net changes in operating assets and liabilities, net of amount acquired:
Increase in trade receivables, net and unbilled receivables	(2,039)	(7,357)
Increase (decrease) in deferred tax liabilities, net	25	(471)
Decrease in other operating assets	1,257	959
Decrease in trade payables	(7,014)	(34)
Increase (decrease) in other operating liabilities	1,197	(1,136)
Increase in deferred revenues	7,936	5,526
Increase in accrued severance pay, net	183	42
Net cash provided by operating activities	22,188	18,330

Cash flows from investing activities:

Purchase of property and equipment	(653)	(453)
Investment in deposits	(45,004)	(15,033)
Proceeds from sale of property and equipment	19	-
Capitalized software development costs	(1,658)	(1,746)
Acquisition of intellectual property	(177)	-
Net cash used in investing activities	(47,473)	(17,232)

Cash flows from financing activities:

Repayment of series B debenture	(19,796)	(19,796)
Dividend to non-controlling interest	(47)	-
Net cash used in financing activities	(19,843)	(19,796)

Effect of exchange rate changes on cash and cash equivalents	1,497	(236)

Increase (Decrease) in cash and cash equivalents	(43,631)	(18,934)
Cash and cash equivalents at the beginning of period	160,285	190,243

Cash and cash equivalents at the end of period	116,654	171,309

Debentures Covenants

As of March 31, 2023, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

■	Target shareholders’ equity (excluding non-controlling interest): above $120 million.
■	Actual shareholders’ equity (excluding non-controlling interest) equal to $415.4 million.

Covenant 2

■	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.
■	Actual ratio of net financial indebtedness to net capitalization equal to (41.17)%.

Covenant 3

■	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.
■	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.36).